EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Three Months Ended March 31,
	2006	2005
Numerator:
Net income (loss)	$8,133	$(5,892)

Effect of dilutive securities – none	—	—

Numerator for net income per common share — diluted	$8,133	$(5,892)

Denominator:
Weighted average common shares	350,001	315,000

Effect of dilutive securities – none	—	—

Denominator for net income per common share — diluted	350,001	315,000

Net income (loss) per common share:

Basic	$.02	$(.02)

Diluted	$.02	$(.02)